                                                Filed Pursuant to Rule 424(b)(3)
                                                              File No. 333-90366

           American Business Financial Services, Inc. Investment Notes

                                 Rate Supplement
       Renewals Rates
                                              Prospectus Supplement
                                                  Dated 7/18/03

     Term                      Rate         Annual Yield*        Bonus        Bonus Rate        Bonus Annual Yield*
    3-5 mos.                   5.00%            5.12%            1.00%          6.00%               6.18%
    6-11 mos.                  6.00%            6.18%            1.00%          7.00%               7.25%
   12-17 mos.                  7.00%            7.25%            1.00%          8.00%               8.33%
   18-23 mos.                  7.50%            7.78%            1.00%          8.50%               8.87%
   24-29 mos.                  8.00%            8.33%            1.00%          9.00%               9.41%
   30-120 mos.                 9.00%            9.41%            1.00%         10.00%              10.51%
    Money Market Note**        4.00%            4.08%             N/A            N/A                 N/A

                Minimum Investment for Investment Notes is $1,000

  These bonus rates apply only to the reinvestment of all or a portion of the principal and/or interest due upon maturity of existing notes. The rates for the Notes included in this Rate Supplement are available from July 18,
                         2003 through October 31, 2003.

  AMERICAN BUSINESS FINANCIAL SERVICES, INC. IS A NASDAQ LISTED COMPANY (ABFI)

An offer can only be made by the Prospectus dated October 3, 2002, delivered in conjunction with this Rate Supplement dated July 18, 2003. See "Risk Factors" for a discussion of certain factors which should be considered in connection with an investment in the Notes.

*The Effective Annual Yield assumes all interest reinvested daily at the stated rate.

**The interest paid on Money Market Notes is subject to change from time to time at the Company's sole discretion provided that such rates shall not be reduced below 4% per year. Written notice of any decrease in rate will be provided to holders of such notes at least 14 days prior to the effective date of the change. No notice will be provided in connection with an increase in the interest rate paid on such notes.

You may obtain an additional copy of the Prospectus dated October 3, 2002 free of charge from American Business Financial Services, Inc. by calling
(800)776-4001.

See reverse side for additional important information which updates the Prospectus dated October 3, 2002.

Investment Notes represent obligations of ABFS and are not certificates of deposit or insured or guaranteed by the FDIC or any other governmental agency.


            (LOGO) AMERICAN BUSINESS                         For information,
                   FINANCIAL SERVICES                        call 1-800-776-4001

                   P.O. Box 11716, Philadelphia, PA 19101-9928
                               www.ABFSonline.com

RECENT DEVELOPMENTS

American Business Financial Services, Inc. ("we") currently anticipates incurring a loss for the quarter and year ended June 30, 2003 due to our inability to complete our typical publicly underwritten quarterly securitization of loans during the last quarter of our fiscal year. The exact amount of the loss for the year ended June 30, 2003 cannot be determined at this time but such loss is expected to be in the range of $20 to $30 million. The primary factor in determining the amount of the loss is the amount of the valuation adjustment to our securitization assets. To the extent necessary, we intend to request that our lenders grant waivers of any covenants that we may not be in compliance with as a result of this loss.

We are currently implementing other options for the sale of our loans, including whole loan sales and considering privately placed securitization transactions. In this regard, we entered into an agreement to sell up to $700 million in whole loans on a servicing-released basis, subject to certain conditions, including satisfactory completion of due diligence on each loan sale transaction. From July 1, 2003 to the date of this supplement, we have completed the sale of approximately $227 million of that total. We are also negotiating agreements with other lenders to sell loans on a whole loan basis. These transactions represent our move toward less reliance on quarterly publicly underwritten securitizations, in favor of whole loan sales for cash which will allow us to streamline operations, offer a broader product line and capture strategic efficiencies. These changes currently require a smaller employee base and as a result, we reduced our workforce by 153 positions. We will continue to consider securitizations as opportunities arise. A previous $300 million loan purchase facility between us and UBS Principal Financial, LLC expired pursuant to its terms, and UBS has no further obligation to purchase loans from us.

Unlike securitizations, whole loan sales are typically structured as a sale with servicing released and we do not retain securitization assets such as interest-only strips. As a result, we will not, with respect to the whole loans sold, receive future servicing income or cash flow from interest-only strips generated in the securitization process. This will not affect our existing mortgage servicing rights or interest only strips. Although we realize significantly higher gains from securitizations than from whole loan sales, the benefit of whole loan sales is that we receive those gains immediately in cash.

We are in the business of making and selling loans, primarily through whole loan sales and securitizations. Prior to 1995, our primary method of selling loans was through whole loan sales and we did not engage in securitizations. From January 1995 through March 31, 2003, our primary method of selling loans was through securitizations. Our method of selling loans at any given time varies according to prevailing market conditions and other factors.

We received a civil subpoena, dated May 14, 2003, from the Civil Division of the United States Attorney for the Eastern District of Pennsylvania (U.S. Department of Justice), which is part of an initiative in which other companies in the industry have received subpoenas. The civil subpoena requested that we provide (among other items) documents relating to forbearance agreements obtained from borrowers, and disclosures made to the financial community about forbearance agreements in connection with the extension of credit to us and our subsidiaries. A forbearance is an agreement with a borrower in default which permits the borrower to remain in his home provided he complies with the terms of the forbearance agreement. Our attorneys have advised us this matter is in the preliminary stage and there is no determination of wrong doing. We are cooperating with the U.S. Attorney's Office and the scope and the time period covered by the civil subpoena have been substantially reduced at this time.

                  (LOGO) AMERICAN BUSINESS                   For information,
                         FINANCIAL SERVICES                  call 1-800-776-4001

                   P.O. Box 11716, Philadelphia, PA 19101-9928
                               www.ABFSonline.com

           American Business Financial Services, Inc. Investment Notes

                                 Rate Supplement

                                              Prospectus Supplement
                                                  Dated 7/18/03

      Term                     Rate         Annual Yield*        Bonus       Bonus Rate        Bonus Annual Yield*
    3-5 mos.                   5.00%            5.12%            1.00%          6.00%               6.18%
    6-11 mos.                  6.00%            6.18%            1.00%          7.00%               7.25%
   12-17 mos.                  7.00%            7.25%            1.00%          8.00%               8.33%
   18-23 mos.                  7.50%            7.78%            1.00%          8.50%               8.87%
   24-29 mos.                  8.00%            8.33%            1.00%          9.00%               9.41%
   30-120 mos.                 9.00%            9.41%            1.00%         10.00%              10.51%
    Money Market Note**        4.00%            4.08%             N/A            N/A                 N/A

                Minimum Investment for Investment Notes is $1,000

  AMERICAN BUSINESS FINANCIAL SERVICES, INC. IS A NASDAQ LISTED COMPANY (ABFI)

An offer can only be made by the Prospectus dated October 3, 2002, delivered in conjunction with this Rate Supplement dated July 18, 2003. See "Risk Factors" for a discussion of certain factors which should be considered in connection with an investment in the Notes.

* The Effective Annual Yield assumes all interest reinvested daily at the stated rate.

The rates for the Investment Notes are available from July 18, 2003 through October 31, 2003.

**The interest paid on Money Market Notes is subject to change from time to time at the Company's sole discretion provided that such rates shall not be reduced below 4% per year. Written notice of any decrease in rate will be provided to holders of such notes at least 14 days prior to the effective date of the change. No notice will be provided in connection with an increase in the interest rate paid on such notes.

You may obtain an additional copy of the Prospectus dated October 3, 2002 free of charge from American Business Financial Services, Inc. by calling
(800)776-4001.

See reverse side for additional important information which updates the Prospectus dated October 3, 2002.

Investment Notes represent obligations of ABFS and are not certificates of deposit or insured or guaranteed by the FDIC or any other governmental agency.


            (LOGO) AMERICAN BUSINESS                         For information,
                   FINANCIAL SERVICES                        call 1-800-776-4001

                   P.O. Box 11716, Philadelphia, PA 19101-9928
                               www.ABFSonline.com

RECENT DEVELOPMENTS

American Business Financial Services, Inc. ("we") currently anticipates incurring a loss for the quarter and year ended June 30, 2003 due to our inability to complete our typical publicly underwritten quarterly securitization of loans during the last quarter of our fiscal year. The exact amount of the loss for the year ended June 30, 2003 cannot be determined at this time but such loss is expected to be in the range of $20 to $30 million. The primary factor in determining the amount of the loss is the amount of the valuation adjustment to our securitization assets. To the extent necessary, we intend to request that our lenders grant waivers of any covenants that we may not be in compliance with as a result of this loss.

We are currently implementing other options for the sale of our loans, including whole loan sales and considering privately placed securitization transactions. In this regard, we entered into an agreement to sell up to $700 million in whole loans on a servicing-released basis, subject to certain conditions, including satisfactory completion of due diligence on each loan sale transaction. From July 1, 2003 to the date of this supplement, we have completed the sale of approximately $227 million of that total. We are also negotiating agreements with other lenders to sell loans on a whole loan basis. These transactions represent our move toward less reliance on quarterly publicly underwritten securitizations, in favor of whole loan sales for cash which will allow us to streamline operations, offer a broader product line and capture strategic efficiencies. These changes currently require a smaller employee base and as a result, we reduced our workforce by 153 positions. We will continue to consider securitizations as opportunities arise. A previous $300 million loan purchase facility between us and UBS Principal Financial, LLC expired pursuant to its terms, and UBS has no further obligation to purchase loans from us.

Unlike securitizations, whole loan sales are typically structured as a sale with servicing released and we do not retain securitization assets such as interest-only strips. As a result, we will not, with respect to the whole loans sold, receive future servicing income or cash flow from interest-only strips generated in the securitization process. This will not affect our existing mortgage servicing rights or interest only strips. Although we realize significantly higher gains from securitizations than from whole loan sales, the benefit of whole loan sales is that we receive those gains immediately in cash.

We are in the business of making and selling loans, primarily through whole loan sales and securitizations. Prior to 1995, our primary method of selling loans was through whole loan sales and we did not engage in securitizations. From January 1995 through March 31, 2003, our primary method of selling loans was through securitizations. Our method of selling loans at any given time varies according to prevailing market conditions and other factors.

We received a civil subpoena, dated May 14, 2003, from the Civil Division of the United States Attorney for the Eastern District of Pennsylvania (U.S. Department of Justice), which is part of an initiative in which other companies in the industry have received subpoenas. The civil subpoena requested that we provide (among other items) documents relating to forbearance agreements obtained from borrowers, and disclosures made to the financial community about forbearance agreements in connection with the extension of credit to us and our subsidiaries. A forbearance is an agreement with a borrower in default which permits the borrower to remain in his home provided he complies with the terms of the forbearance agreement. Our attorneys have advised us this matter is in the preliminary stage and there is no determination of wrong doing. We are cooperating with the U.S. Attorney's Office and the scope and the time period covered by the civil subpoena have been substantially reduced at this time.

                  (LOGO) AMERICAN BUSINESS                   For information,
                         FINANCIAL SERVICES                  call 1-800-776-4001

                   P.O. Box 11716, Philadelphia, PA 19101-9928
                               www.ABFSonline.com